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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              Amendment No. __ /*/


                           Global Resource Corporation
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    37945C202
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                                 (CUSIP Number)

                                  Paul Sweeney
                                  30 Port Road
                                 Letterkenny Co.
                                Donegal, IRELAND
                                 + (86) 1717280
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  April 1, 2008
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
CUSIP NO. 37945C202


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Paul Sweeney
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     Republic of Ireland
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               7.   Sole Voting Power
  NUMBER OF         9,154,574
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           949,650
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           9,154,574
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    949,650
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,104,224
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     15.9%
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14.  Type of Reporting Person (See Instructions)
     IN
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ITEM 1. SECURITY AND ISSUER.

      The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of Global Resource Corporation (the "Issuer"). The beneficial ownership of Common Stock reported on this Schedule 13D includes information related to warrants that entitle the holder thereof to acquire Common Stock of the Issuer.

The address of the principal executive office of the Issuer is Bloomfield Business Park, 408 Bloomfield Drive, Unit 3, West Berlin, New Jersey 08091.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) This Schedule 13D is being filed by is being filed by Paul Sweeney who is referred to herein as the "Reporting Person".

      (b) The business address of the Reporting Person is 30 Port Road, Letterkenny Co., Donegal, Ireland.

      (c) The principal occupation of the Reporting Person is financial services which are conducted from30 Port Road, Letterkenny Co., Donegal, Ireland.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the Republic of Ireland.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The funds used by the Reporting Person to purchase the securities of the Issuer being reported hereunder were the Reporting Person's personal funds and the total amount of the consideration provided for such securities was $4,094,167.

ITEM 4. PURPOSE OF TRANSACTION.

      The Reporting Person acquired the Issuer's securities being reported hereunder for investment purposes. Except as otherwise set forth below, the Reporting Person presently does not have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of
Item 4 of Schedule 13D. However, consistent with the Reporting Person's investment purposes, the Reporting Person reserves the right to acquire additional shares of the Issuer's Common Stock or dispose of shares of the Issuer's Common Stock at any time and from time to time in the open market, through privately negotiated transactions or otherwise, depending on market conditions and other investment considerations.

      Subsequent to the acquisition by the Reporting Person of the majority of the securities being reported hereunder, the Reporting Person made a request to the Board of Directors of the Issuer that he become a member of its Board of Directors. As of August 13, 2008, the Reporting Person has been a member of the Issuer's Board of Directors.


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      As a non-U.S. investor, the Reporting Person was unaware of his requirement to file a Schedule 13D under the U.S. federal securities laws that was triggered by his acquisition of the Issuer's securities on April 1, 2008 which caused his beneficial ownership of the Issuer's Common Stock to exceed five percent of the Issuer's outstanding Common Stock. The Reporting Person recently engaged counsel and was advised of the filing requirement. Consequently, the Reporting Person is now filing this Schedule 13D as soon as practicable after being so advised by counsel.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Reporting Person beneficially owns 10,104,224 shares of Common Stock of the Issuer, including (i) 5,405,187 shares of Common Stock owned by the Reporting Person which are currently issued and outstanding, (ii) 3,749,387 shares of Common Stock which are issuable upon exercise of warrants owned by the Reporting Person, (iii) 316,550 shares of Common Stock owned by the Carbon Recovery Liquidating Trust for the benefit of the Reporting Person, and (iv) 633,100 shares of Common stock which are issuable upon exercise of warrants owned by the Carbon Recovery Liquidating Trust for the benefit of the Reporting Person. Based on a total of 59,305,845 outstanding shares of Common Stock of the Issuer (according to information provided by the Issuer) and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned by the Reporting Person represent approximately 15.9% of the Issuer's Common Stock.

      (b) The Reporting Person has sole voting power and sole dispositive power with respect to 9,154,574 shares of Common Stock of the Issuer beneficially owned by him and shared voting and dispositive power with respect to 949,650 shares of Common Stock of the Issuer beneficially owned by him through the Carbon Recovery Liquidating Trust.

      (c) Since February 1, 2008, the Reporting Person has made the following transactions in the Common Stock of the Issuer: (i) on March 18, 2008, the Reporting Person acquired 190,320 shares of Common Stock from the Issuer at a purchase price of $1.00 per share and in connection therewith received warrants for the purchase of an additional 190,320 shares of Common Stock at an exercise price of $2.00 per share; (ii) on March 26, 2008, the Reporting Person acquired 441,010 shares of Common Stock from the Issuer at a purchase price of $1.00 per share and in connection therewith received warrants for the purchase of an additional 441,010 shares of Common Stock at an exercise price of $2.00 per share; (iii) on April 1, 2008, the Reporting Person acquired 2,018,057 shares of Common Stock from the Issuer at a purchase price of $1.00 per share and in connection therewith received warrants for the purchase of an additional 2,018,057 shares of Common Stock at an exercise price of $2.00 per share; (iv) on April 11, 2008, the Reporting Person acquired 1,100,000 shares of Common Stock from the Issuer at a purchase price of $1.11 per share and in connection therewith received warrants for the purchase of an additional 1,100,000 shares of Common Stock at an exercise price of $2.00 per share; and (v) on September 9, 2008, the Reporting Person acquired 1,500,000 shares of Common Stock from the Issuer as consideration for consulting services provided by the Reporting Person to the Issuer pursuant to an Investor Relations Agreement entered into by the Reporting Person with the Issuer on September 8, 2008.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships between the Reporting Persons or between such persons and any person with respect to any securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Not applicable.




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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: September 12, 2008


                                                 /s/ Paul Sweeney
                                                 -------------------------------
                                                 Paul Sweeney